Exhibit 77(d)

                POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

On November 2, 2001, the Board of Trustees of the Registrant adopted a fundamental investment restriction regarding the purchase and sale of commodities and commodity contracts. Under this new investment restriction, the Funds may not:

     Purchase or sell commodities or commodity contracts except for stock futures contracts, interest rate futures contracts, index futures contracts, and foreign currency futures contracts and options thereon, in accordance with the applicable restrictions under the 1940 Act.